April 16, 2025

Matthew McGahan
Chief Executive Officer
Lottery.com Inc.
5049 Edwards Ranch Road, 4th Floor
Fort Worth, Texas 76109

       Re: Lottery.com Inc.
           Registration Statement on Form S-1
           Filed April 11, 2025
           Amendment No. 1 to Registration Statement on Form S-1
           Filed April 15, 2025
           File No. 333-286503
Dear Matthew McGahan:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form.

         More specifically, we note you have failed to include audited financial statements for the fiscal year ended December 31, 2024. Please update your financial statements and related disclosures to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

         Additionally, we note that you included an audit report from your prior auditor,
Yusufali & Associates, LLC. The Public Company Accounting Oversight Board (
PCAOB   )
revoked the registration of your prior auditor, Yusufali & Associates, LLC on October 22,
2024. You can find a copy of the order on the PCAOB   s website at
https://assets.pcaobus.org/pcaob-dev/docs/default-
source/enforcement/decisions/documents/105-2024-042.pdf. As Yusufali & Associates, LLC had its registration revoked by the PCAOB, you may not include audit reports or consents from this auditor in your filings with the Commission on or after the date of the order.

       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.
 April 16, 2025
Page 2

      Please contact Mitchell Austin at 202-551-3574 or Larry Spirgel at
202-551-
3815 with any questions.




                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   M. Richard Cutler